

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2021

Bret Yunker
Chief Financial Officer
Caesars Entertainment, Inc.
100 West Liberty Street, 12th Floor
Reno, NV 89501

> **Re: Caesars Entertainment, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 1, 2021**
> **File No. 001-36629**

Dear Mr. Yunker:

　　We have completed our review of your filing.　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　Office of Real Estate & Construction